NAME OF REGISTRANT:  TEXAS INSTRUMENTS INCORPORATED

NAME OF PERSON RELYING ON EXEMPTION:  FRIENDS FIDUCIARY CORPORATION

ADDRESS OF PERSON RELYING ON EXEMPTION:  1700 MARKET STREET, SUITE 1535, PHILADELPHIA, PA 19103

The proponents are not required by SEC rules to file this communication but are doing so voluntarily.

March 15, 2023

To Texas Instruments Incorporated (TI) Stockholders:

Friends Fiduciary Corporation, along with co-filers Mercy Investments, Miller/Howard Investments, Missionary Oblates of Mary Immaculate, Portico Benefit Services, Presbyterian Church USA, and Sisters of Cullman, Alabama, seeks your support for Proposal 7, titled “Proposal to report on due diligence efforts to trace end-user misuse of company products,” at the stockholder meeting on April 27, 2023.

Resolved: Shareholders request that the Board of Directors commission an independent third-party report, at reasonable expense and excluding proprietary information, on TI’s due diligence process to determine whether its customers’ use of its products or services contribute or are linked to violations of international law.

Rationale to vote FOR the Proposal

and Rebuttal to Company’s Opposition Statement

Commissioning an independent third-party report regarding TI’s due diligence is in investors’ long-term best interests. This memorandum summarizes the rationale for shareholder support of Proposal 7 and describes how currently available information regarding TI’s governance, policies and procedures for Know Your Customer (KYC) compliance, heightened human rights due diligence for Conflict-Affected and High-Risk Areas (CAHRA), and sanctions and export controls are not sufficient for shareholders to assess current and future risks resulting from documented TI product proximity to current and potential human rights abuses.

SUMMARY OF RATIONALE

I.	TI’s components and operations incur proximity to CAHRA and place the Company at risk of contributing or being linked to end-user’s violations of international law, exposing the Company to potential regulatory and reputational risks.
II.	Non-Governmental Organizations have been able to trace deliveries of dual-use TI components for prohibited use; the Company needs to assess its policies and procedures for KYC, heightened human rights due diligence, and export and sanction controls, to mitigate risks.

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III.	TI’s publicly available governance policies and procedures for KYC compliance, heightened human rights due diligence, and export and sanctions controls are insufficient.
IV.	The proposal’s requests would not micromanage TI’s business or impose an unproductive administrative burden, rather it would improve transparency and better align our Company’s policies and practices to fulfill TI’s commitment as articulated in “Living Our Values.”[1]

I.	TI’s components and operations incur proximity to CAHRA and place the Company at risk of contributing or being linked to end-user’s violations of international law, exposing the Company to potential regulatory and reputational risks.

TI’s commercial, dual-use, and military components are at high-risk for application in military systems used in CAHRA. As noted in TI’s Opposition Statement, the Company’s components can be used in advanced weapons systems in any geography or political context. Manufacturing and distributing these products that have a documented history of being used in weapons systems in CAHRA incurs significant risk of proximity to end-users’ violations of international law such as the deliberate targeting of civilians and civilian infrastructure by the Russian military in Ukraine.2 Therefore, heighted KYC and human rights due diligence efforts are required by TI to mitigate risks from prohibited use of their products.

According to the Royal United Services Institute (RUSI) and the Department for Strategic Communications at the Apparatus of the Commander-in-Chief of the Armed Forces of Ukraine, TI’s components have been linked to weapons systems used by the Russian military against Ukraine.3 TI’s Opposition Statement states that components found in Iranian drones used against Ukraine were manufactured as far back as 2005 and TI representatives have stated that the products found in these reports are all commercially available. However, as articulated in the RUSI report, a number of the TI chips found in Russian and Iranian weapons systems were manufactured more recently and are classified under EAR99 US export controls, and “US exporters of these products [had] a due-diligence obligation to make sure they were not destined for a prohibited end user, or to be used in prohibited end use.”4 Further, while the Company states that it “. . .stopped sales to Russia and Belarus in February 2022, and [they] no longer support sales there,” Reuters reportedly found nearly 1,300 additional shipments of Texas Instruments parts to Russia by third-party sellers.5

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1 Texas Instruments, Living Our Values: TI’s ambitions, values, and code of conduct, https://www.ti.com/lit/ml/szzb178/szzb178.pdf?ts=1677689077241&ref_url=https%253A%252F%252Fwww.google.com%252F (accessed March 1, 2023).

2 Natasha Bertrand, “CNN Exclusive: A single Iranian attack drone found to contain parts from more than a dozen US companies,” CNN, January 4, 2023, https://www.cnn.com/2023/01/04/politics/iranian-drone-parts-13-us-companies-ukraine-russia/index.html (accessed February 22, 2023).

3 James Byrne, Gary Somerville, Joe Byrne, Jack Watling, Nick Reynolds, and Jane Baker, “Silicon Lifeline: Western Electronics at the Heart of Russia's War Machine,” Royal United Services Institute, August 8, 2022, https://static.rusi.org/RUSI-Silicon-Lifeline-final-updated-web_1.pdf (accessed February 22, 2023); “American CPUs found in Iran-made Kamikaze drones,” Ukrayinska Pravda, September 26, 2022, https://www.yahoo.com/video/american-cpus-found-iran-made-122325552.html (accessed February 22, 2023).

4 Id.

5 David Gauthier-Villars, Steve Stecklow, Maurice Tamman, Stephen Grey, and Andrew MacAskill, “Special Report-As Russian missiles struck Ukraine, Western tech still flowed,” Reuters, August 8, 2022, https://www.reuters.com/article/ukraine-crisis-russia-missiles-chips/special-report-as-russian-missiles-struck-ukraine-western-tech-still-flowed-idUSL8N2ZJ087 (accessed March 1, 2023).

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Prohibited end-users or end-use include embargoed countries, certain military actors, and microprocessors in military-use, specifically including cruise missiles, unmanned drones, and control, communication, and navigation systems.6 RUSI found components produced by TI were used in cruise missiles that struck non-military targets in Ukraine, such as critical infrastructure and urban populations centers, considered violations of international humanitarian law.7 The human costs of the use of Russian and Iranian weapons systems have been widespread and severe with the Ukrainian government currently investigating over 70,000 crimes of aggression and war crimes.8

This proximity of Company products to war crimes and crimes against humanity poses regulatory and reputational risk to the Company which could negatively impact long-term shareholder value. Reporting continues to show TI’s products have been found inside Iranian drones that “Russia has been deploying across Ukraine against civilians and critical infrastructure.”9 In a report sent to the United Nations, analysis conducted by NAKO (Independent Anti-Corruption Commission) similarly found multiple components with the TI logo in Russian Kalibr missiles.10 The Biden administration has launched and recently expanded a task force adding 25 new prosecutors to its counterintelligence and exports controls section, focused on, “the enforcement of export controls–regulations designed to keep sensitive technologies out of the hand of foreign adversaries.”11 As part of this work the administration has called on companies to watch out for counterparties who are “reluctant to detail the end use of a good.” These reputational and regulatory risks could be mitigated by our Company through more rigorous human rights and know your customer due diligence, which is the ask of the Filer’s proposal.

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6 Code of Federal Regulations (CFR) Part 744.

7 Stephanie van den Berg, “Explainer: When are attacks on civilian infrastructure war crimes?”, Reuters, December 16, 2022, https://www.reuters.com/world/europe/when-are-attacks-civilian-infrastructure-war-crimes-2022-12-16/ (accessed February 24, 2023).

8 Офіційний твіттер Офісу Генерального прокурора / Prosecutor General's Office of Ukraine, Official Twitter [@GP_Ukraine] (2023, February 24) #RussianWarCrimes statistics for the past week: February 17 - 24, 2023. 1 141 new crimes registered. At least 461 children killed, 927 injured (the data without full consideration of places of active hostilities) [Tweet]. Twitter. https://twitter.com/GP_Ukraine/status/1629144987207184384.

9 Natasha Bertrand, “Exclusive: Biden task force investigating how US tech ends up in Iranian attack drones used against Ukraine”, CNN, December 21, 2022, https://www.cnn.com/2022/12/21/politics/iranian-drones-russia-biden-task-force-us-tech-ukraine/index.html (accessed March 6, 2023); Nicole Cobler, “Iranian attack drone included parts made by 2 Texas companies”, Axios Austin, January 5, 2023, https://www.axios.com/local/austin/2023/01/05/iranian-attack-drone-texas-companies (accessed March 6, 2023).

10 “Enabling War Crimes?: Western-Made Components in Russia’s War Against Ukraine”, International Partnership for Human Rights and NAKO, February 28, 2023, https://www.iphronline.org/wp-content/uploads/2023/02/Enabling-War-Crimes-report-final.pdf (accessed March 6, 2023).

11 Dylan Tokar and Ian Talley, “Justice Department Hiring Dozens of New Prosecutors to Enforce Russian Sanctions”, The Wall Street Journal, March 2, 2023, https://www.wsj.com/articles/justice-department-hiring-dozens-of-new-prosecutors-to-enforce-russian-sanctions-4e9b9047 (accessed March 6, 2023).

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II.	Non-Governmental Organizations have been able to trace deliveries of dual-use TI components for prohibited use; the Company needs to assess its policies and procedures for KYC, heightened human rights due diligence, and export and sanction controls, to mitigate risks.

Filers’ proposal does not request complete traceability, as purported in the Company’s Opposition Statement. Filers acknowledge and understand the complex reality of the semiconductor industry and the difficulties with total transparency in its value chain. Filers also recognize the dual-use nature of semiconductor components, the industry’s reliance on retail markets and third-party distributors, and the long lifespan of chips makes tracking the end-users of 80,000 different products practically unfeasible. However, TI’s framing that as a result, our Company has no responsibility for more robust due diligence to safeguard against prohibited end use of its dual-use products is at odds with our Company’s commitment to “responsible business practices” as articulated in TI’s “Living our Values.” This apparent Company position is all the more concerning in the face of documented TI product proximity to on-going severe human rights abuses.

The Filers’ proposal does not seek complete visibility into TI’s value chain. Rather, the Filers’ proposal asks for additional information regarding TI’s policies and procedures to determine if the Company is adequately engaging in KYC compliance, conducting heightened human rights due diligence for CAHRA, and has the necessary governance and oversight to abide by its obligations under the United Nations Guiding Principles on Business and Human Rights (UNGPs). According to RUSI’s report, Sertal LLC, a Russian based organization that has recently been found by the US Department of Justice to be “under the direction of Russian intelligence services to procure advanced electronics and sophisticated testing equipment for the Russian military industrial complex” publicly declared it was a supplier of electronic components manufactured by Texas Instruments. The report continues to describe that as recently as March 2021, Sertal LLC imported over $600,000 worth of electronic integrated circuits from Texas Instruments.

The RUSI investigation, legitimately in our view, raises the question that if non-governmental organizations can map TI’s dual-use components from point of manufacture to point of end-use, in this case in violation of international law in Ukraine, our Company should be able to – and has an obligation to – engage in such a process and put measures into place to more effectively limit and/or disrupt the acquisition of their products by actors engaged in unlawful conduct.

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III.	TI’s publicly available governance policies and procedures for KYC compliance, heightened human rights due diligence, and export and sanctions controls are insufficient.

TI has developed a set of policies, disclosures, and reports regarding its business ethics, management of suppliers’ human rights risks, environmental risks, expectations for employees, and public policy efforts.12 While Filers recognize these efforts to comply with corporate obligations under the UNGPs, TI’s publicly available information fails to communicate how the Company mitigates its heightened risk of causing, contributing to, or being linked to conflict-related impacts and violations of international law that are associated with its customers’ and end-users’ application of its products.

TI’s Opposition Statement states that TI’s compliance program “conducts due diligence to address export compliance (including, but not limited to, laws and regulations on import and export controls and economic sanctions adopted by the U.S. and other countries) on a regular and periodic basis,” “screens purchases and customers using a variety of industry-standard methods and tools,” and that this entire process is overseen by the board. However, TI’s Board lacks membership with adequate human rights or conflict risk experience.13 TI has also scored low on the Corporate Human Rights Benchmark, with the Company’s governance and policy commitments receiving 0.5 out of 10.14 This proposal seeks a third-party expert to analyze these policies, procedures, and outcomes as opposed to relying on TI’s Board.

Given the recent investigations that found dozens of TI’s unique components in Iranian and Russian weapons systems, TI’s existing compliance program and the oversight of it appears lacking. Ensuring Company procedures include KYC compliance and heightened human rights due diligence for CAHRA and that the Company’s export and sanctions controls are sufficiently robust is essential to mitigating risks and protecting investors’ interests.15

IV.	The proposal’s requests would not micromanage TI’s business or impose an unproductive administrative burden, rather it would improve transparency and better align our Company’s policies and practices to fulfill TI’s commitment as articulated in “Living Our Values.”

Filers’ proposal does not micromanage TI’s business or impose an unproductive administrative burden, rather it encourages the Company to a higher level of human rights and know your customer due diligence which should serve to mitigate potential regulatory, reputational, and financial risks to our Company through TI’s product proximity to CAHRA. The proposal seeks non-proprietary information at a reasonable expense. In fact, the proposal specifically seeks a third-party to conduct the review and draft the report to obtain an expert opinion.

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12 Texas Instruments, “Corporate Citizenship,” https://www.ti.com/about-ti/citizenship-community/overview.html (accessed February 22, 2023).

13 Texas Instruments, Board of directors & committees, https://investor.ti.com/corporate-governance/board-of-directors-committees (accessed February 22, 2023).

14 World Benchmarking Alliance, Corporate Human Rights Benchmark, Texas Instruments, https://www.worldbenchmarkingalliance.org/publication/chrb/companies/texas-instruments-3/ (accessed March 9, 2023).

15 James Byrne, Gary Somerville, Joe Byrne, Jack Watling, Nick Reynolds, and Jane Baker, “Silicon Lifeline: Western Electronics at the Heart of Russia's War Machine,” Royal United Services Institute, August 8, 2022, https://static.rusi.org/RUSI-Silicon-Lifeline-final-updated-web_1.pdf (accessed February 22, 2023); “American CPUs found in Iran-made Kamikaze drones,” Ukrainska Pravda, September 26, 2022, https://www.yahoo.com/video/american-cpus-found-iran-made-122325552.html (accessed February 22, 2023).

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Information regarding a company’s human rights- and conflict-related risks is increasingly becoming material to investors as more evidence regarding corresponding financial impact becomes available. For example, investors representing over $11 trillion assets under management signed public statements concerning these risks in Ukraine,16 Myanmar,17 and Xinjiang Autonomous Region, China.18 Furthermore, “conflict risk” is now the second leading environmental, social, and governance (ESG) criteria among institutional investors, according to The Forum for Sustainable and Responsible Investment’s 2022 Report on US Sustainable, Responsible and Impact Investing Trends.19 The request to provide information and coordinate with the third-party expert should not be considered overburdensome especially given the material nature of the information requested.

As long-term investors, the Filers believe that commissioning an independent third-party report regarding TI’s due diligence is in investor’s long-term best interests and is not only compatible with but required by TI’s stated values in “Living Our Values,” specifically the commitment to responsible business practices, a long-term “ownership” perspective, and products and operations of which our Company can be proud.

We urge you to vote FOR Proposal 7, the stockholder proposal requesting an independent third-party report regarding TI’s due diligence process to determine whether its customers’ use of its products or services contribute or are linked to violations of international law.

Sincerely,

Jeffery Perkins

Executive Director

Friends Fiduciary Corporation

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; neither Friends Fiduciary Corporation nor any of the co-filers are able to vote your proxies, nor does this communication contemplate such an event. Friends Fiduciary Corporation urges stockholders to vote for Proposal 7 following the instructions provided on the Company’s proxy mailing.

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16 “Investor Statement on the Crisis in Ukraine,” Business & Human Rights Resource Centre, May 16, 2022, https://media.business-humanrights.org/media/documents/Investor_Statement_on_the_Crisis_in_Ukraine_16_May_2022.pdf (accessed February 22, 2023).

17 “Investor Statement on Human Rights and Business Activities in Myanmar,” Business & Human Rights Resource Centre, June 9, 2021, https://www.business-humanrights.org/en/latest-news/investor-statement-on-human-rights-and-business-activities-in-myanmar/ (accessed February 22, 2023).

18 “Investor Expectations on Human Rights Crisis in the Xinjiang Uyghur Autonomous Region,” Investor Alliance for Human Rights, April 2022, https://investorsforhumanrights.org/sites/default/files/attachments/2022-04/XUAR%20Investor%20Expectations%20Statement%20-%20April%202022.pdf (accessed February 22, 2023).

19 US SIF Foundation, “Report on US Sustainable, Responsible and Impact Investing Trends,” 2022 https://www.ussif.org//Files/Trends/2022/Institutional%20Investors%202022.pdf, (accessed on February 22, 2023).

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